UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 10, 2012

Commission File Number: 000-54641

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MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No    X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

MTG acquires Baltic broadcasting rights to 2014 & 2016 Olympic Games

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that MTG’s Viasat Broadcasting has acquired the broadcasting rights to the 2014 Olympic Winter Games and the 2016 Olympic Games for the Baltics. MTG will have ‘first pick’ for each Baltic country to show one discipline from each of Sochi 2014 and Rio 2016 exclusively on its commercial free-TV channels in each of the Baltic countries. Viasat Broadcasting has also secured the exclusive pay-TV, pay-per-view and online rights to all events from both Games in all three Baltic countries. The rights have been acquired from international sports marketing agency SPORTFIVE International.

The 2014 Olympic Winter Games will take place in Sochi (Southern Russia on the Black Sea) between 7 and 23 February at newly constructed facilities. The 2016 Olympic Games will be held in Rio de Janeiro (Brazil) between 5 and 21 August in four separate locations in the city, including well-known venues such as Copacabana and Maracana.

MTG will choose one popular discipline per Baltic country from each Olympic Games to broadcast exclusively on its family of free-TV channels in Estonia, Latvia and Lithuania. MTG’s free-TV channels have a combined pan-Baltic commercial share of viewing amongst 15-49 year olds of over 40%.

MTG will also broadcast all events from both Games live on its thematic sports pay-TV channels in the Baltics, with local language commentary and related highlights featuring current and archive footage. MTG not only has multiple Viasat sports pay-TV channels, which are available on its own Viasat satellite pay-TV platform and third party networks, but also Viasat Extra channels, which are available exclusively to Viasat’s satellite pay-TV customers and enable the simultaneous live broadcast of additional events.

Hans-Holger Albrecht, President and CEO of MTG, commented: “The Olympics are quite simply the most popular and most celebrated events in world sport, attracting huge audiences around the world. This is therefore a major step for us and follows our acquisition of the exclusive Swedish broadcasting rights to the 2014 and 2016 Games last year. Our range of channels and services across multiple distribution platforms will ensure that the Games get more coverage than ever before in the Baltics - this is the first time in Olympic history that viewers will be able to see live TV coverage of all events on a pay-TV platform.”

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For further information, please visit www.mtg.se or contact:

Hans-Holger Albrecht, Chief Executive Officer
Tel:                 +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:                 +44 (0) 7768 440 414
Email:              investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTD Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 11:00 CET on 10 July 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)
(Registrant)

Date: July 10, 2012	By:	/s/ Jonny Searle
	Name:	Jonny Searle
	Title:	Head of Legal & Business Affairs